10026290

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBT Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Ste. 100
(No. and Street)

Longview TX 75604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C. CPAs
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste. 1000 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBT Securities, L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. DUNLAP
Notary Public State of Texas
COMM. EXP. 11-15-2012

Notary Public

Signature

President & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TBT SECURITIES, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
TBT Securities, L.C.
Longview, Texas

We have audited the accompanying balance sheets of TBT Securities, L.C. as of December 31, 2009 and 2008 and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBT Securities, L.C. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 2, 2010

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

	2009	2008
Cash and equivalents	$ 1,161,863	$ 1,031,061
Deposit with clearing agent (cash)	100,008	100,031
Receivables from clearing agent and others	10,388	4,814
Prepaid expenses	21,268	26,887
Equipment, net of accumulated depreciation of $281,518 and $266,498 in 2009 and 2008, respectively	15,256	28,016
Goodwill, net	9,884	9,884
TOTAL ASSETS	$ 1,318,667	$ 1,200,693

LIABILITIES AND MEMBER'S EQUITY

	2009	2008
Accounts payable	$ 7,711	$ 42,768
Accrued expenses	82,119	80,962
Due to customers	-	2,000
TOTAL LIABILITIES	89,830	125,730
MEMBER'S EQUITY	1,228,837	1,074,963
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,318,667	$ 1,200,693

See accompanying notes.

STATEMENTS OF INCOME AND MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commission and fees	$ 1,287,940	$ 1,455,753
Other income	24,427	20,530
TOTAL REVENUES	1,312,367	1,476,283
EXPENSES		
Clearing agent fees	54,736	73,421
Broker compensation, commission, taxes and benefits	577,117	681,087
Employee compensation, taxes and benefits	301,233	273,058
Professional fees	11,500	17,021
Computer services	41,504	38,192
Depreciation and amortization	15,020	24,606
Rent	51,166	51,195
Advertising	6,247	7,526
Taxes, other than income	1,862	1,261
Other operating expenses	98,108	90,932
TOTAL EXPENSES	1,158,493	1,258,299
NET INCOME	153,874	217,984
MEMBER'S EQUITY, BEGINNING OF YEAR	1,074,963	856,979
MEMBER'S EQUITY, END OF YEAR	$ 1,228,837	$ 1,074,963

See accompanying notes.

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 153,874	$ 217,984
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	15,020	24,606
Changes in operating assets and liabilities		
Deposit with clearing agent	23	11,039
Receivables from clearing agent and others	(5,574)	132,062
Prepaid expenses	5,619	(1,638)
Accounts payable	(35,057)	(14,659)
Accrued expenses	1,157	(3,100)
Due to customers	(2,000)	2,000
Net cash provided by operating activities	133,062	368,294
INVESTING ACTIVITIES		
Purchase of equipment	(2,260)	(7,619)
Net cash used by investing activities	(2,260)	(7,619)
NET INCREASE IN CASH AND EQUIVALENTS	130,802	360,675
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	1,031,061	670,386
CASH AND EQUIVALENTS AT END OF YEAR	$ 1,161,863	$ 1,031,061

See accompanying notes.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – TBT Securities, L.C. ("the Company") was formed under Texas State Law as a limited liability company on October 27, 1992 and is owned by Texas Bank & Trust, Longview ("Member"). The Company commenced active operations in January 1993, when it purchased the discount brokerage operations of Longview Financial Services Company.

Nature of Operations – The Company is licensed as a full-service broker-dealer of securities. It principally acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charges a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the eastern and northeastern regions of Texas; however, it is licensed to perform brokerage services for the public in the state of Texas and eleven other states.

Statement Presentation - An unclassified balance sheet is presented in accordance with industry standards.

Cash Equivalents – The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. These were principally money market funds.

Credit Risk – The Company's money market deposits, which were $1,127,001 and $972,649 at December 31, 2009 and 2008 are insured by the Securities Investor Protection Corporation up to $500,000. It is the Company's practice to utilize high net worth clearing brokers to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for the majority of securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company, through contractual agreements, also conducts transactions on behalf of its customers directly with certain issuers of investment and investment-related products, such as mutual funds and annuities. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent and others represents the Company's share of commissions receivable for transactions conducted through the clearing agent and commissions receivable under contractual agreements from other sources for transactions directly with them.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation – Equipment is recorded at cost and depreciated on the straight-line basis over the estimated lives of the assets which are generally three to five years.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes.

Accounting for Uncertain Tax Positions – Generally accepted accounting principles (GAAP) provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Partnership has evaluated subsequent events through February 2, 2010, the date the financial statements were issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2009.

NOTE B CASH

At both December 31, 2009 and 2008, the Company had cash amounting to $25,000 segregated in a special reserve bank account for the benefit of customers under Rule 15(c)3-3 of the Securities and Exchange Commission (See Note D).

NOTE C NET CAPITAL REQUIREMENTS

In July 1994, the Company was approved by the FINRA to amend its restriction letter and operate under a minimum capital requirement of $250,000 as set forth by the Securities and Exchange Commission Rule 15c3-1. Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

NOTE C NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2009.

Net Capital - Actual (Schedule I)	$ 1,106,259
Net Capital - Required (Schedule I)	250,000
Excess Net Capital	$ 856,259
Aggregate Indebtedness to Net Capital	.08 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2008.

Net Capital - Actual (Schedule III)	$ 990,137
Net Capital - Required (Schedule III)	250,000
Excess Net Capital	$ 740,137
Aggregate Indebtedness to Net Capital	.13 to 1

NOTE D RELATED PARTY TRANSACTIONS

The Company has bank accounts with its Member, which are used for clearing customers' securities transactions and for operating expenses. At December 31, 2009 and 2008, these accounts had a total balance of $9,595 and $32,832, respectively. Any balance in the account used for clearing customers' transactions is also reflected as a liability, "Due to Customers", in the accompanying balance sheet. In addition, the Company must maintain a special reserve bank account in the amount of 105% of the amount shown as "Due to Customers." This reserve account, which had a balance of $25,000 at December 31, 2009 and 2008, is also with the Member (See Schedule II and Note B).

The Company leases office space and equipment from the Member. Approximate lease costs for each of the years ended December 31, 2009 and 2008 was $50,000.

Approximate bank charges incurred along with other charges from the Member for the years ended December 31, 2009 and 2008 were $2,000 and $4,000, respectively.

NOTE E COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a month to month operating lease with its Member (Note D) for office space. Rentals are payable on a monthly basis, and are determined upon the volume of space under lease for that month. At December 31, 2009, the Company estimates that its annual rentals will approximate $50,000 for each of the next three years.

The Company has certain clients that purchased Auction Rate Securities, specifically preferred shares of closed end funds, through the broker/dealer. The liquidity of Auction Rate Securities continues to be effected by issues in the financial markets. The loss of liquidity has existed in the marketplace since February 2008 and the duration is unknown. No legal action is pending or has been threatened against the firm, but many investors across the country have taken legal action against various broker/dealers for alleged misdeeds or joined in class action lawsuits as a result of the lack of liquidity in the marketplace. The Company is unable to estimate its exposure, if any, related to the sale of these securities.

NOTE F PENSION PLAN

The Company's employees participate in the Texas Bank and Trust Employee Profit Sharing Plan which covers substantially all employees. Company contributions for the years ended December 31, 2009 and 2008 were $27,757 and $28,814, respectively, and are included in the statements of income as a component of employee compensation and benefits.

NOTE G CONCENTRATION OF MARKET RISK

The Company provides securities brokerage services to customers located primarily in the eastern and northeastern regions of Texas. The revenue of the Company is directly influenced by the economy of these regions along with the overall health of the financial markets.

TBT SECURITIES, L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

TOTAL MEMBER'S EQUITY	$ 1,228,837
LESS NONALLOWABLE ASSETS	
Petty cash and deposit	(269)
Receivables from clearing agent and others	(9,837)
Prepaid expenses	(21,268)
Equipment	(15,256)
Goodwill	(9,884)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,172,323
HAIRCUTS ON SECURITIES POSITIONS	(66,064)
NET CAPITAL	1,106,259
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness or	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 856,259
Ratio: Aggregate indebtedness to net capital	.08 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 1,106,259
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 1,106,259

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ -
Amount required to be on deposit under rule 15c3-3	$ -
Amount held on deposit in reserve bank account	$ 25,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 25,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009)	
Excess credits as reported in Company's Part II FOCUS report	$ -
Excess credits per this computation	$ -

See independent auditor's report.

TBT SECURITIES, L.C.
SCHEDULE III
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

TOTAL MEMBER'S EQUITY	$ 1,074,963
LESS NONALLOWABLE ASSETS	
Petty cash	(581)
Receivables from clearing agent and others	-
Prepaid expenses	(26,887)
Equipment	(28,016)
Goodwill	(9,884)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,009,595
HAIRCUTS ON SECURITIES POSITIONS	(19,458)
NET CAPITAL	990,137
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness or	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 740,137
Ratio: Aggregate indebtedness to net capital	.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2008)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 990,137
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 990,137

See independent auditor's report.

TBT SECURITIES, L.C.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 2,000
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	2,000
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 2,000
Amount required to be on deposit under rule 15c3-3	$ 2,100
Amount held on deposit in reserve bank account	$ 25,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 25,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)	
Excess credits as reported in Company's Part II FOCUS report	$ 2,000
Excess credits per this computation	$ 2,000

See independent auditor's report.

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the S.E.C.

The Company does not take control or possession of customer securities. Accordingly, this schedule is not presented.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

The Company does not maintain balances on behalf of its customers relating to commodity futures or options; accordingly; this schedule is not presented.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 2, 2010

To the Member
TBT Securities, L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by TBT Securities, L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating TBT Securities, L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TBT Securities, L.C.'s management is responsible for the TBT Securities, L.C.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.
3. We compared adjustments reported in Form SIPC-7T with supporting schedules and working papers including general ledger detail and clearing broker reports noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Harper & Pearson Company, P.C.

Houston, Texas

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1)

February 2, 2010

To the Member
TBT Securities, L.C.

In planning and performing our audit of the financial statements and supplemental schedules of TBT Securities, L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas